Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

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Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

August 19, 2019

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	10x Genomics, Inc. – Registration Statement on Form S-1
(CIK No. 0001770787)

Ladies and Gentlemen:

We are submitting this letter on behalf of 10x Genomics, Inc. (the “Company”) in response to comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter, dated August 5, 2019 (the “comment letter”), relating to the Company’s draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on May 10, 2019 and as revised and further submitted on June 20, 2019 and July 19, 2019. Additionally, the Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions in response to the comment letter and certain other updates.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 19, 2019

Prospectus Summary, page 1

1.

Please reconcile your prospectus disclosure about your exclusive licenses like on pages 2 and 122 with the disclosure in section 1.14 of exhibit 10.5. Also, please (1) reconcile your disclosure about worldwide licenses on page 122 with section 1.20 of exhibit 10.5, (2) tell us whether any purchase rights remain under section 7.4 of exhibit 10.7.

NEW YORK    BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES    SÃO PAULO    TOKYO    WASHINGTON, D.C.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 50, 111 and 130. The Company respectfully advises the Staff that the patent counts on pages 2, 50, 111 and 130 exclude patents that are non-exclusively licensed from Harvard. Thus, these counts correctly reflect the number of patents and patent applications owned or exclusively licensed by the Company. Similarly, the Territory limitation of section 1.20 applies only to one non-exclusively licensed patent family, as reflected on page 6 of the applicable license agreement. Accordingly, the Company believes that the counts on pages 2, 50, 111 and 130 accurately reflect the worldwide number of patents and patent applications owned or exclusively licensed by the Company.

In addition, the Company respectfully advises the Staff that in connection with the acquisition of Epinomics, Stanford waived its rights under Section 7.4 of the applicable equity agreement. As a result of such waiver, Stanford does not have any purchase rights under Section 7.4.

2.

We note your response to prior comment 1. If you elect to mitigate your summary disclosure about the risk by referring to a new product, please highlight at least as prominently in your prospectus summary any proceedings relating to infringement regarding that product.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 7.

We involved in lawsuits, page 47

3.

We note your response to prior comment 3 and your revised disclosure in the first two paragraphs of this risk factor. Please disclose the portion of your products affected by the patents that are the subjects of the proceedings mentioned in the third and fourth paragraphs.

In response to the Staff’s comment, the Company has revised its disclosure on page 49.

Silicon Valley Bank Loan and Security Agreement, page 86

4.

Please expand your response to prior comment 5 to provide us an analysis of the extent that your results could change while still satisfying the revenue covenant in future periods. Also provide us your analysis of the risk that your results could change to that extent or more due to results of litigation or otherwise.

As disclosed on page 93, under its Loan and Security Agreement, the Company has a covenant to maintain minimum revenue equal to at least 70% of projected revenue for the applicable periods through and including December 31, 2020. The Company respectfully advises the Staff that the Company has never missed its revenue covenant target on a monthly basis, much less violated the covenant, which is calculated on a 6-month trailing basis. The Company also respectfully advises the Staff that the Company’s results during the remainder of 2019 could change significantly and the Company would still be in compliance with such covenant. As disclosed on pages 45, 46 and 47 and elsewhere in the Registration Statement, the Company’s litigation risk has been clarified by recent court rulings and, as a result of the certainty provided by such rulings, the Company does not believe that such rulings pose even a potential risk of its ability to meet its revenue covenant targets, particularly for the remainder of 2019. In addition, since the covenant is based on revenue, rather than net income, a court order that requires the Company to pay royalties to a third party would not in and of itself adversely impact the Company’s ability to comply with the covenant. Moreover, the 2020 minimum revenue covenant targets will be calculated based on forecasts that the Company is obligated to deliver to Silicon Valley Bank no later than February 28, 2020. Though the

Company has not yet completed its detailed forecasts for 2020, the Company’s respectfully advises the Staff that those forecasts will account for the expected impact of the rulings referred to on pages 45, 46, 47 and 48 as well as any additional rulings entered during 2019 or reasonably expected for 2020. As a result, the Company expects those minimum revenue covenant targets to factor in the impact of all litigation, and, as disclosed, they will have a built in margin for error of 30%. The Company has nevertheless added disclosure to page 93 to highlight the risk that if its future estimates prove inaccurate it could result in a breach of the minimum revenue covenant.

Intellectual Property, page 122

5.

We note your response to prior comment 8; however, it is unclear how your revised disclosure provides more specific information about the size of the “low double digit percentage of revenue” obligation. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 130.

* * * * * * *

Please call me (650-251-5130) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Kevin Kennedy
Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer,
Eric Whitaker, General Counsel and Secretary
10x Genomics, Inc.